Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX; (PGH) - NYSE

NEWS RELEASE

PENGROWTH ENERGY CORPORATION ANNOUNCES EXECUTIVE APPOINTMENT

(Calgary, January 14, 2011) /Marketwire/ - Pengrowth Energy Corporation, is pleased to announce the appointment of Ms. Gillian Basford as Vice President Human Resources, effective immediately.  In her new position, Ms. Basford will be responsible for leading Pengrowth’s Human Resources, Employee Communications, Facilities and Administration teams.

Ms. Basford has previously held positions as Vice-President of Human Resources at ENMAX Corporation, and with CE Franklin Ltd. as a Human Resources leader.  Recently in a consulting role, she has led organizational change management for a major project at WestJet and other clients.

Other experience includes positions with TransAlta Utilities Corporation and Marktrend Marketing Research. Ms. Basford chairs the Board of Directors for the Calgary Counselling Centre, and has considerable other volunteer experience including the United Way of Calgary, the Board of Governors of the Alberta College of Art and Design and the YWCA of Calgary.

“Gill has done a great job over the last couple months filing the gap as our interim HR leader and I am delighted that she has agreed to continue her role with Pengrowth on an ongoing basis” said Derek Evans, President and Chief Executive Officer. “Gill’s willingness to extend her commitment to Pengrowth and continue to contribute to our development and success is a very positive step for this organization.”

Ms. Basford holds a Bachelor of Arts in Sociology and Psychology from the University of Alberta and a Masters of Education in Psychology from the University of Calgary.

About Pengrowth:

Pengrowth Energy Corporation is an oil and gas company, which originally operated as an income trust under the name Pengrowth Energy Trust until it’s conversion to a corporation on December 31, 2010. Pengrowth Energy Corporation’s focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol PGF and on the New York Stock Exchange under the symbol PGH.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

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